Tammy R. Moore
Vice President / Corporate Controller

December 18, 2019

Mr. Blaise Rhodes
Division of Corporation Finance - Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated December 18, 2019 related to Service Corporation International's Form 10-K for the Year ended December 31, 2018 filed February 20, 2019

File No. 001-06402

Dear Mr. Rhodes

With respect to the above referenced letter, Service Corporation International respectfully requests that the due date for our response be extended to the end of the day on January 17, 2020. We make this request in order to allow sufficient time for our draft and review process.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Tammy R. Moore
Tammy R. Moore
Vice President
Corporate Controller

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-3097 • FAX (713) 525-7581